[Letterhead of Clifford Chance US LLP]

September 12, 2006

VIA EDGAR

Ms. Karen J. Garnett

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CBRE Realty Finance, Inc.
Registration Statement on Form S-11, filed on September 12, 2006
Registration No. 333-132186

Dear Ms. Garnett:

As counsel to CBRE Realty Finance, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-11 (File No. 333-132186) (the “Registration Statement”).

We have provided to each of you, Thomas Flinn, Cicely LaMothe and Charito Mittelman, a courtesy copy of this letter and two courtesy copies of Amendment No. 5 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 4 to the Registration Statement filed with the Commission on September 8, 2006. These changes have been made for the purpose of updating and revising certain information in the Registration Statement.

Karen J. Garnett

CBRE Realty Finance, Inc.

September 12, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8149.

Sincerely,

By:	/s/ Larry P. Medvinsky
Larry P. Medvinsky

cc:	Ms. Charito Mittleman
Mr. Thomas Flinn
Ms. Cicely LaMothe
Mr. Keith Gollenberg
Mr. Michael Angerthal
Mr. Mark Kelson, Esq.